Exhibit 99.3

Agenda for the extraordinary general meeting of shareholders (the General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Monday, September 11, 2023 at 2:00 p.m. CEST (8:00 a.m. EDT) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure as set out in the convocation notice, the General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/egm2023.

The Board of Directors recommends that shareholders vote FOR each of the voting items.

Agenda

1.	Opening

Issuance of Shares

2.	Designation of the Board as the competent body to issue shares A and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

Amendment to the Compensation Policy of Lilium

3.	Amendment to the compensation policy of Lilium (i) removing all references to legacy provisions and transitional arrangements and the 2021 timeframe that have become obsolete, (ii) reducing the value of the Initial Grant for New Non-Executive Board Members from US$ 325,000 to US$ 165,000; (iii) providing for One Time Additional RSU Grants for certain Non-Executive Board Members with an RSU Value of US$ 275,000; (iv) changing the terms for the Annual RSU Election allowing Non-Executive Board Members to elect to receive their Annual Retainer in RSUs instead of in cash; and (v) reflecting that a claw back policy will be introduced for the Company to meet US legal requirements (voting item)

Other

4.	Any other business (discussion item)

5.	Closing

Explanatory notes to the agenda

Item 2: Designation of the Board as the competent body to issue shares A and grant rights to subscribe for shares A in the share capital of the Company up to a maximum of 10% of the issued share capital of the Company at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for shares A in the share capital of the Company at any time during a period of 36 months from the date of the General Meeting up to a maximum of 10% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

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For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on May 25, 2023 and July 7, 2023.

Item 3: Amendment to the compensation policy of Lilium (voting item)

At the recommendation of the Company’s Compensation Committee, it is proposed to partially amend the compensation policy of Lilium as follows:

(i)	removing the reference to legacy/transitional arrangements for Non-Executive Board Members that have become obsolete, thus aligning the Compensation Policy to the current situation;

(ii)	reducing value of the Initial Grant for New Non-Executive Board Members from US$ 325,000 to US$ 165,000 to reflect current market practices;

(iii)	providing for One Time Additional RSU Grants representing an RSU Value of US$ 275,000 for Non-Executive Board Members who received equity grants at the time of and/or after their appointment at the September 21, 2021 AGM and who are still engaged at the Extra-Ordinary General Meeting of Shareholders of 11 September 2023 to provide competitive compensation to retain the top-tier talent and expertise required to effectively supervise the execution of Lilium’s objectives in accordance with Lilium’s long-term strategy creating long-term value and sustainable growth in the best interests of Lilium and its shareholders Non-Executive Board Members will be granted a one-time equity grant in recognition of their personal investment into the future of Lilium’s organization. The One-Time Additional RSU Awards are to be granted effective the date of adoption of the (revised version of the) Compensation Policy (the “Award Date”) by the General Meeting of Shareholders. Each One Time Additional RSU Award shall vest ratably over the 2-year period from the Award Date, with 50% vesting on the first anniversary of the Award Date and the remaining 50% vesting in four equal quarterly installments during the second year after the Award Date, subject to the Non-Executive Board Member’s continued service as a member of the Board through each such vesting dates;

(iv)	amending the Annual RSU Election provision allowing Non-Executive Board Members to elect to receive their Annual Retainer in RSUs instead of in cash. In the revised version of this section of Compensation Policy it is proposed to delete the reference to “Transitional Retainer” and “New Director Annual Cash Retainer” and to rename the “Normal Annual Retainer” to “Annual Cash Retainer” to align this section with the remainder of the revised Compensation Policy. Grants will be made as fully vested RSU grants, quarterly, in arrears, at the beginning of a new, calendar year, quarter, instead of upfront with a quarterly vesting schedule; and

(v)	reflecting that a claw back policy will be introduced for the Company to meet United States legal requirements.

For the literal text of the proposed amendments, reference is made to the triple-column text with explanatory notes as published on the website.

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